SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

(Amendment No.     )*

MusclePharm Corporation

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

627335201

(CUSIP Number)

July 26, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 627335201

1.	Names of Reporting Persons Marine MP, LLC Arnold Schwarzenegger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Marine MP, LLC - Delaware Arnold Schwarzenegger - United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power Marine MP, LLC - 780,000 Arnold Schwarzenegger - 780,000(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power Marine MP, LLC - 780,000 Arnold Schwarzenegger - 780,000(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person Marine MP, LLC - 780,000 Arnold Schwarzenegger - 780,000(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 Marine MP, LLC - 7.7% (2) Arnold Schwarzenegger – 7.7% (1)(2)

12	Type of Reporting Person (See Instructions) Marine MP, LLC - OO (limited liability company) Arnold Schwarzenegger – IN

(1)

Includes 780,000 shares of common stock held by Marine MP, LLC (“Marine MP”). Mr. Arnold Schwarzenegger is the sole member of Marine MP and in such capacity holds voting and dispositive power over shares held by Marine MP.

(2)	Based on 10,127,124 shares of common stock issued and outstanding as of July 31, 2013.

Item 1(a).	Name of Issuer:

MusclePharm Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4721 Ironton Street, Building A

Denver, Colorado 80239

Item 2(a).	Name of Person Filing:

Marine MP, LLC

Arnold Schwarzenegger

Attached as Exhibit 99.1 hereto, which is incorporated by reference herein, is an agreement between Marine MP, LLC and Mr. Arnold Schwarzenegger that this Schedule 13G is filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Main Street Advisors, Inc.

3110 Main Street, Third Floor

Santa Monica, California 90405

Item 2(c).	Citizenship:

Marine MP, LLC — Delaware

Arnold Schwarzenegger — United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

627335201

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) , or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

Marine MP, LLC - 780,000

Arnold Schwarzenegger - 780,000(1)

(b) Percent of class:

Marine MP, LLC - 7.7% (2)

Arnold Schwarzenegger — 7.7% (1)(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

Marine MP, LLC - 780,000

Arnold Schwarzenegger - 780,000(1)

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

Marine MP, LLC - 780,000

Arnold Schwarzenegger - 780,000(1)

(1)

Includes 780,000 shares of common stock held by Marine MP. Mr. Arnold Schwarzenegger is the sole member of Marine MP and in such capacity holds voting and dispositive power over shares held by Marine MP.

(2)	Based on 10,127,124 shares of common stock issued and outstanding as of July 31, 2013.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2013	Marine MP, LLC

	By:	/s/ Arnold Schwarzenegger
Name: Arnold Schwarzenegger
Title: Manager

Date: August 2, 2013	/s/ Arnold Schwarzenegger
Arnold Schwarzenegger